May 2, 2019

Robert D. Ravnaas
Chief Executive Officer and Chairman of the Board
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, TX 76102

       Re: Kimbell Royalty Partners, LP
           Registration Statement on Form S-3
           Filed April 23, 2019
           File No. 333-230986

Dear Mr. Ravnaas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources